

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 24, 2007

Via U.S. mail and facsimile

Mr. Robert W. Raiford
Chief Financial Officer
Englobal Corporation
654 Sam Houston Highway, Suite 400
Houston, Texas 77060

       RE: Form 10-K/A for the fiscal year ended December 31, 2006
               Form 10-Q for the period ended June 30, 2007
                  File No. 1-14217

Dear Mr. Raiford:

       We have reviewed your response letter dated August 27, 2007 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006


General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis, page 27

Results of Operations, page 28

2. We reissue prior comment 2. Your proposed revisions do not appear to provide
    sufficient information about the business reasons for changes between periods in the
    sales and operating profit (loss) of each of your segments as well as in your corporate
    operating profit (loss). Please revise as necessary. The following are examples of
    fluctuations in which there appears to be an insufficient explanation:
    *   You state that the acquisition of WRC in the second quarter of 2006, together
        with your clients' increased demand for in-plant and inspection services
        resources, stimulated growth in your field services division where revenues
        increased 90.6%, or $50.9 million. Please disclose how much of the $50.9 million
        increase was attributable to the acquisition of WRC separately from the increase
        attributable due to new projects;
    *   Net sales in your systems segment increased 76.1% to $24.9 million in 2006. It
        appears that this increase is attributable to a general turnaround in the oil and gas
        industry and the acquisition of ATI in January 2006. Please disclose how much
        of the increase is attributable to the acquisition of ATI separately from the amount
        associated with the turnaround in the oil and gas industry;
    *   Operating profit in your engineering segment decreased 48% to $9,084 in 2006
        from $18,911 in 2005. You state that the decrease in 2006 was primarily related
        to the two EPC projects which had losses associated with these contracts of $13.7
        million. It remains unclear what caused the remaining offsetting increase of $3.8
        million; and
    *   Your explanation of corporate operating losses implies that the increase in the loss
        is solely attributable to an increase in the number of staff. If so, please clarify
        your disclosure or state how much of the increase is associated with the due to the
        change in the number of staff. Please provide quantified explanations for the
        remaining differences.

Note 2. Summary of Significant Accounting Policies, page 50

Change Orders, page 53

3. We note your response to prior comments 3. Please confirm that you will disclose the
    information provided in your response regarding unapproved change orders/claims.

Goodwill, page 54

4. We note your response to prior comment 4. Please address the following:
    *   Please provide us with a detail of the assets and liabilities amounts included under
        corporate for purposes of allocating assets and liabilities to reporting units in
        Exhibit A. The detail should state the nature of the item with the corresponding

amount. Please help us understand how you determined each of these amounts should not be assigned to reporting units. Refer to paragraph 32 of SFAS 142;

- Please provide us with the amounts of corporate stewardship fees excluded from your determination of EBITDA before corporate stewardship fees for each reporting unit for each period. Please also tell us what the 3 year average EBITDA would be after considering these fees; and

- Please provide us with a description of the factor you obtained from Houlihan Lokey Publications, including how you determined that this factor relates to comparable entities. Refer to paragraph 25 of SFAS 142. Please also help us understand how you determined you should apply this factor to Adjusted EBITDA instead of EBITDA.

5. Please provide us with a reconciliation between the total of your reporting units' fair value to your market capitalization as of December 31, 2006. The reconciliation should show the factors that result in differences between the two amounts as well as the corresponding estimated amount that is attributable to each factor.

6. Please help us understand why you are removing the value of your non-compete agreements for purposes of arriving at the carrying value of each reporting unit.

Note 18 – Segment Information, page 71

7. We note your response to prior comment 6. You currently have seven legal entities, which represent your operating segments. These seven operating segments are reported in one engineering segment. You determined that it was appropriate to aggregate all of these entities into one reportable segment based on the guidance of paragraph 17 of SFAS 131.

It is unclear how you determined that your operating segments related to your engineering operations have similar economic characteristics, which is required to aggregate operating segments in accordance with paragraph 17 of SFAS 131. The supplemental information provided indicates that gross profit (loss) is one of the primary key metrics you use to evaluate the performance of your segments. The analysis you provided for the change in gross profit (loss) and gross profit (loss) as a percentage of revenue year to year appears to indicate that the financial trends of your operating segments are sufficiently varied to preclude you from determining that they are all similar. This is also indicated by the range of gross profit percentages in 2006 from -.43% to 22.71% as well as in other years. Please further advise how your key metrics led you to determine that your operating segments have similar economic characteristics. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Your explanations should refer to the specific operating segments being compared. Explain why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary.

8. Your response states that the only apparent difference in your analysis relates to in-office versus in-plant (or field services). This can cause the margin to be slightly lower for in-plant work than in-office since the client is providing the work space and equipment. You state that this gross margin difference is less than 5%. Please help us understand which legal entities you are referring to in this analysis and for which periods. This explanation does not appear to adequately address the differences in the gross profit percentages given the range of percentages, which are noted above.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007

General

9. Please address the above comments in your interim filings as well.

Financial Statements

Notes to the Financial Statements

Note 6. Goodwill, page 10

10. You state that you consulted with the third party valuation provider and revised the allocation to intangible assets resulting in $669,000 being re-allocated back to goodwill. Please identify the third party valuation provider, or revise your disclosure to eliminate the reference to the provider.

Management's Discussion and Analysis

Overview of Systems Segment, page 27

11. You state that salaries and related expenses decreased by $535,000 for various reasons. The expenses of four sales persons were moved to corporate SG&A from operations; some salaries were moved to direct costs variable; and the systems segment personnel decreased. Please quantify each of these factors listed and further explain why these salaries were moved out of the systems segment into direct costs variable and corporate SG&A.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief